Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

					Year Ended December 31, 2009
					Predecessor	Successor
	Predecessor				Prior Charter January 1 through	Period from December 1 through	Combined January 1 through
	Year Ended December 31,				November 30,	December 31,	December 31,
	2005	2006	2007	2008	2009	2009	2009

Earnings
Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(488)	$(613)	$(546)	$(1,750)	$2,679	$13	$2,692
Fixed Charges	865	982	1,021	1,071	1,111	69	1,180

Total Earnings	$377	$369	$475	$(679)	$3,790	$82	$3,872

Fixed Charges
Interest Expense	$829	$951	$995	$1,041	$797	$68	$865
Interest Expense Included Within Reorganization Items, Net	-	-	-	-	289	-	289
Amortization of Debt Costs	29	24	19	23	19	-	19
Interest Element of Rentals	7	7	7	7	6	1	7

Total Fixed Charges	$865	$982	$1,021	$1,071	$1,111	$69	$1,180

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	3.41	1.19	3.28

(1) Earnings for the years ended December 31, 2005, 2006, 2007, and 2008 were insufficient to cover fixed charges by $488 million, $613 million, $546 million, and $1.8 billion, respectively. As a result of such deficiencies, the ratios are not presented above.